July 26, 2019

Ryan M. Zink
Chief Financial Officer
Good Times Restaurants Inc.
141 Union Blvd, Suite 400
Lakewood, CA 80228

       Re: Good Times Restaurants Inc.
           Form 10-K for the Fiscal Year Ended September 25, 2018
           File No. 000-18590

Dear Mr. Zink:

       We have reviewed your filing and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 25, 2018

Exhibit 32.1

1. We note your certification refers to the annual report for the fiscal year ended September
      26, 2017 in paragraph one. Please amend to include Section 906 certifications that refer to the current annual report on Form 10-K of the company for the year ended September 25,
      2018. Please note that a full amendment is required in addition to the corrected certifications. You may refer to the Staff's Compliance and Disclosure Interpretations No.
      246.14 of Regulation S-K for further guidance.
 Ryan M. Zink
Good Times Restaurants Inc.
July 26, 2019
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Melissa Gilmore at (202) 551-3777 or Jean Yu at (202) 551-3305 if you
have any questions.



FirstName LastNameRyan M. Zink                            Sincerely,
Comapany NameGood Times Restaurants Inc.
                                                          Division of
Corporation Finance
July 26, 2019 Page 2                                      Office of
Transportation and Leisure
FirstName LastName